SC 13G 1 v173813_sc13g.txt

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C.  20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934



Vitacost.com, Inc.

(Name of Issuer)



Common Stock



(Title of Class of Securities)



092847A20 0



(CUSIP Number)



December 7, 2012



(Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



       Rule 13d-1(b)

       Rule 13d-(c)

x      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP No.:      092847A20 0





        1)

      Names of Reporting Persons




David N. Ilfeld





        2)

      Check the Appropriate Box if a Member of a Group




(a)

(b)





        3)

      SEC Use Only






        4)

      Citizenship or Place of Organization

      USA






      Number of

      5)

      Sole Voting Power

      2,535,637*


      Shares


      Beneficially

      6)

      Shared Voting Power

      0


      Owned


      by Each

      7)

      Sole Dispositive Power

      2,535,637*


      Reporting


      Person With

      8)

      Shared Dispositive Power

      0







        9)

      Aggregate Amount Beneficially Owned by Each Reporting
      Person 2,535,637*






      10)

      Check if the Aggregate Amount in Row (9) Excludes Certain Shares x






      11)

      Percent of Class Represented by Amount in Row (9)     7.57%






      12)

      Type of Reporting Person            IN




*Consists of 2,516,637 shares of common stock of Issuer and options to purchase 19,000 shares of common stock of Issuer. Excludes 64,000 shares of common stock held by Dr. Ilfeld's wife.







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      Item 1(a)

      Name of Issuer:




Vitacost.com, Inc.





      Item 1(b)

      Address of Issuer's Principal Executive Offices:




5400 Broken Sound Blvd., NW

Suite 500

Boca Raton, FL  33487





      Item 2(a)

      Name of Person Filing:




David N. Ilfeld





      Item 2(b)

      Address of Principal Business Office or, if none, Residence:

Residence

21070 Rosedown Court
Boca Raton, FL 33433  USA







      Item 2(c)

      Citizenship:




USA





      Item 2(d)

      Title of Class of Securities:




Common Stock




Item 2(e)  CUSIP Number:



092847A20 0





      Item 3.

      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:






       (a) o Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
      78o)
       (b) oBank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
       (c) oInsurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)



      (d)



      Investment Company registered under section 8 of the Investment Company Act of 1940 (U.S.C. 80a-8)






      (e)



      Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(E)






      (f)



      Employee Benefit Plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)






      (g)



      Parent Holding Company or control person in accordance with 240.13d-1(b)(1)(ii)(G)






      (h)


      savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)






      (i)



      church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)






      (j)



      Group, in accordance with 240.13d-1(b)(1)(ii)(J)








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Item 4.  Ownership



(a)           Amount Beneficially Owned:



2,535,637*



(b)          Percent of Class:



Based on calculations, and there being
33,511,259 shares of common stock of the Issuer outstanding as of December 2012 as reported to me by the attorney at Vitacost.com, the Reporting Person beneficially owns approximately 7.57% of the outstanding shares of the Issuer's common stock.



(c)          Number of shares as to which such person has:






      (i)

      sole power to vote or to direct the vote

      2,535,637*


      (ii)

      shared power to vote or to direct the vote

      0


      (iii)

      sole power to dispose or to direct the disposition of

      2,535,637*


      (iv)

      shared power to dispose or to direct the disposition of

      0




*Consists of 2,516,637 shares of common stock of Issuer and options to purchase 19,000 shares of common stock of Issuer. Excludes 64,000 shares of common stock held by Dr. Ilfeld's wife.



Item 5.   Ownership of Five Percent or Less of a Class



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.



Item 6.   Ownership of More than Five Percent on Behalf of Another Person



Not applicable





      Item 7.

      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company




Not applicable



Item 8.   Identification and Classification of Members of the Group



Not applicable



Item 9.   Notice of Dissolution of Group



Not applicable







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Item 10.  Certification



Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    June 4, 2013



Signature:







      /s/


      David N. Ilfeld









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